Exhibit 99.1

Luda Technology Group Expands Mongolia-China Coal Trading Business with 1.05 Million Metric Ton Agreement with Shanghai Shouying Huifu Energy Development Co., Ltd.

Hong Kong, November 9, 2026 (GLOBE NEWSWIRE) -- Luda Technology Group Limited (NYSE American: LUD) (the “Company” or “Luda Technology”), a manufacturer and trader of stainless steel and carbon steel flanges and fittings products, announced that its subsidiary, Luda Development Limited, has signed a new coal supply agreement with Shanghai Shouying Huifu Energy Development Co., Ltd. Under the new agreement, the Shanghai Shouying Huifu Energy Development Co., Ltd. will order a total of 1,050,000 metric tons of Mongolian thermal coal in batches over one year, from November 2, 2026 through November 2, 2027. This new agreement is in addition to the existing 440,000 metric ton commitment from customers, as announced on October 21, 2026. It brings the Company's total customer commitments in its Mongolia-China coal trading business to 1,490,000 metric tons.

To support the expanded commitment, Luda Development Limited has also signed a matching supply agreement with the Mongolian supplier Source Profit Link Limited providing the same 1,050,000 metric tons over the same one-year period, sourced from the Ikh Gobi coal washing plant in Tsogttsetsii Soum, South Gobi (Ömnögovi) Province, Mongolia. Luda will continue to act as the trading intermediary between the Mongolian supplier and the customer in China.

Key Terms of the Agreements

●	Volume and ordering: Both agreements commit to a total of 1,050,000 metric tons of confirmed orders over the one-year term. Orders are placed batch by batch. Each batch must be confirmed in writing by authorized representatives of both parties, stating the quantity, the tax-inclusive RMB unit price, the delivery date, the delivery location and the payment arrangements.

●	Pricing: The agreements set quantity commitments but do not fix a unit price or a total contract value. Each batch is priced in RMB based on market conditions, through a written price confirmation signed before payment and shipment of that batch.

●	Delivery: Coal is delivered DAP (Incoterms 2020) to a designated bonded warehouse at Mandula Port, Inner Mongolia, China. The final settlement weight is the inbound weighbridge weight recorded by that warehouse.

●	Quality: The coal must have a calorific value of 5,000 kcal/kg. Disputes over quality may be referred to an independent ISO-compliant third-party inspection agency.

●	Settlement: All payments are in RMB, and each batch is settled on its actual delivered quantity.

The new agreement comes about two weeks after the Company entered the coal trading business. It is a substantial increase in the volume committed by one of the Company’s first coal customers. Luda intends to carry out the expanded volumes using the operating procedures it is building under its existing coal agreements, including quality testing, weight verification, logistics coordination and settlement.

Ma Biu, Chairman and Chief Executive Officer of Luda Technology Group, commented: “We are pleased that one of our first coal trading customers has chosen to substantially expand its relationship with us so soon after our entry into the Mongolia-China coal market. This one-year, 1.05 million metric ton commitment builds on the relationship we established in October and reflects the customer’s confidence in our sourcing and execution capabilities. Our priorities remain disciplined execution of our contracted volumes, careful management of working capital and counterparty risk, and building a scalable trading platform that can extend over time into additional energy, metals and mineral commodities.”

About Luda Technology Group Limited

Luda Technology Group Limited is a manufacturer and trader of stainless steel and carbon steel flanges and fittings products. The Company’s history began with Luda Development Limited, incorporated in Hong Kong in 2004 and principally engaged in trading steel flanges and fittings. The Company also trades steel pipes, valves and other steel tubing products and serves customers in China and international markets. Luda is expanding its trading activities into energy, metals and mineral commodities, beginning with thermal coal, and is evaluating potential opportunities involving fluorspar, tungsten, iron ore, rare earth products and copper. For more information, please visit Luda Technology’s official website at www.ludahk.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These include statements about the performance of the coal agreements, order placement, delivery timing and volumes, growth of the Mongolia-China coal trading business, future orders, expansion into other commodities, working-capital management, business strategy and future growth. Words such as “believe,” “may,” “will,” “expect,” “intend,” “plan,” “target,” “objective,” “potential,” “evaluate,” “anticipate,” “continue,” “could,” “estimate,” “predict,” “project,” “should,” “would,” “pursue” and “expand” identify these statements. Forward-looking statements are based on current expectations and involve risks and uncertainties, including:

●	counterparty performance

●	customer and supplier concentration in the Mongolia-China coal trading business, including the fact that a large majority of the Company’s contracted coal volumes now comes from a single customer

●	the fact that the 1,050,000 metric ton commitment must be fulfilled through batch orders that both parties confirm in writing, with no assurance that any particular volume will be ordered, confirmed, delivered or paid for

●	the Company’s ability to perform its existing and new coal agreements at the same time during periods when their delivery schedules overlap

●	the absence of fixed unit prices or total contract values, and the need to agree a price for each batch

●	differences in payment timing between the Company’s supplier and customer agreements, including the Company’s obligation to prepay the supplier for confirmed batches before it receives payment from the customer

●	differences in dispute-resolution forums and governing law between the supplier and customer agreements

●	commodity prices, product quality and weight verification

●	cross-border transportation, border-crossing, container availability and logistics constraints between Mongolia and China

●	force majeure events, including extreme weather, border closures and customs clearance delays

●	sanctions, export controls and trade restrictions

●	credit, payment, logistics, working-capital, financing and foreign-exchange risks

●	changes in trade, customs, tax, environmental and other regulatory requirements

●	required licenses and approvals

●	political and economic conditions in relevant markets

●	the Company’s ability to identify and complete commercially viable transactions

Additional risks are described under “Item 3. Key Information—D. Risk Factors” in the Company’s most recent annual report on Form 20-F and in its other filings with the U.S. Securities and Exchange Commission. The Company has not entered into definitive agreements for fluorspar, tungsten, iron ore, rare earth products or copper unless otherwise announced, and there is no assurance that its evaluation of these products will result in agreements, transactions, revenue or profit. Actual results may differ materially from those expressed or implied by the forward-looking statements. For these reasons, among others, investors are cautioned not to place undue reliance on any forward-looking statements in this press release. Any forward-looking statements in this press release speak only as of the date of this release, and Luda Technology Group Limited specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Luda Technology Investor Relations

Email: ir@ludahk.com

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